CARY STREET PARTNERS LLC

Statements of Financial Condition

December 31, 2020 and 2019

SEC ID 8 - 66085

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CARY STREET PARTNERS LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of
Cary Street Partners LLC
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Cary Street Partners LLC (the "Company") as of December 31, 2020 and 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



We have served as the Company's auditor since 2007.

Glen Allen, Virginia
February 25, 2021

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CARY STREET PARTNERS LLC

Statements of Financial Condition
December 31, 2020 and 2019

Assets	2020	2019
Cash and cash equivalents	$ 3,691,355	$ 4,468,494
Investments	41,079	41,080
Receivables from clearing broker	1,287,271	1,422,826
Other receivables	100,676	67,933
Property and equipment, net	224,237	52,692
Right of use assets, net	2,453,570	869,377
Intangible assets, net	2,014,959	2,823,507
Due from related party	684,878	-
Other assets	156,087	132,527
Total assets	$10,654,112	$ 9,878,436

Liabilities and Member's Equity

Liabilities:

	2020	2019
Accounts payable, accrued expenses and other liabilities	$ 1,733,093	$ 1,423,551
Lease obligations	2,664,984	960,312
Deferred contract award	1,466,667	1,866,667
Due to related party	-	361,670
Total liabilities	5,864,744	4,612,200
Member's equity	4,789,368	5,266,236
Total liabilities and member's equity	$10,654,112	$ 9,878,436

See accompanying notes to financial statements.

CARY STREET PARTNERS LLC

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Cary Street Partners LLC (the "Company") is a limited liability company organized in the Commonwealth of Virginia in 2002 and is 100% owned by Cary Street Partners Financial LLC (the "Parent Company" and formerly known as Luxon Financial LLC). The Company earns revenue from providing financial services to both retail and institutional clients as well as merger and acquisition advisory services. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer and forwards all transactions to a clearing broker-dealer on a fully disclosed basis.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents in broker-dealers and banks offering protection for cash by the Securities Investor Protection Corporation ("SIPC") or Federal Depository Insurance Company ("FDIC") up to $250,000. In addition, the Company diversifies holdings in multiple broker-dealers and banks to reduce the exposure of exceeding the SIPC and FDIC limits.

During 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the global economy. As a result, the Company may experience a decline in revenue activity however, the future impact of COVID-19 on the Company is unknown.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

1. **Summary of Significant Accounting Policies, Continued:**

    Accounts Receivable: Accounts receivable represent amounts due from customer transactions or advisors.

    In June, 2016 the FASB issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The Company adopted the standard effective January 1, 2020, under the modified respective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

    The Company uses the reserve method for determining the allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, and reasonable and supportable forecasts concerning the future. Management has determined that no allowance is necessary at December 31, 2020 or 2019.

    Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 10 years.

    Intangible Assets: Intangible assets represent the value attributable to the client lists of the Fredericksburg Wealth Management Group and Riverstone Wealth Management and the associated generation of future net profits for the Company. The intangible assets are being amortized over their expected lives of 15 and 10 years, respectively.

    As required by FASB guidance, the Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. The Company did not record an impairment charge for 2020 or 2019.

    Income Taxes: The Company is a disregarded entity and its parent company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that the member is taxed on the Company's taxable income or loss. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2020 or 2019. The Company is not currently under audit by any tax jurisdiction.

Leases: In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standards require entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard as of January 1, 2019, and elected not to recast prior periods presented. The adoption of Topic 842 resulted in the recording of a right of use asset and corresponding liability on the Company's statement of financial condition. The Company has made an accounting policy election not to recognize right of use assets and lease liabilities that arise from short-term leases for any class of underlying asset (see Note 5).

Deferred Contract Award: During 2019, the Company received $2,000,000 in cash from its clearing broker/dealer as a contract incentive. The Company has recorded a deferred contract incentive and will amortize the liability over the 5 year life of the contract.

Recently Adopted Accounting Standards: In August 2018, the FASB issued Accounting Standards Update ("ASU") 2018-13. Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements. The Company adopted ASU 2018-13 on a retrospective basis as of January 1, 2020. The adoption of this accounting guidance resulted in the removal or modification of certain fair value measurement disclosures presented in the Company's financial statements.

Subsequent Events: Management has evaluated subsequent events through February 25, 2021, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Fair Value Measurements:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2020, include the following:

| | Fair Value Using | | | Assets/Liabilities |
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investments	$ -	$ -	$ 41,079	$ 41,079
Total assets	$ -	$ -	$ 41,079	$ 41,079

2.   **Fair Value Measurements, Continued:**

Assets and liabilities measured at fair value on a recurring basis at December 31, 2019, include the following:

| | Fair Value Using | | | Assets/Liabilities |
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investments	$ -	$ -	$ 41,080	$ 41,080
Total assets	$ -	$ -	$ 41,080	$ 41,080

The Company had ownership in two privately held companies as of December 31, 2020 and three privately held companies as of December 31, 2019. The investments were received as part of Investment Banking transactions in 2011, 2012 and 2016.   The Company utilizes the market approach in valuing the investments and considers such factors as liquidity and marketability in determining fair value.

The Company has included liquidity, minority, and other discounts ranging from 40% to 100% as of December 31, 2020 and 2019 in determining the fair values of the three investments.

3.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2020	2019
Computer equipment	$ 159,632	$148,297
Furniture and fixtures	399,191	383,703
Leasehold improvements	31,499	-
	590,322	532,000
Less accumulated depreciation	(366,085)	(479,308)
Property and equipment, net	$ 224,237	$ 52,692

4.   **Intangible Assets:**

The Company's intangible assets consisting of client lists were recorded from the June 2007 purchase of Fredericksburg Wealth Management Group and the December 2013 purchase of Riverstone Wealth Management.   At December 31, 2020, the balance of the client lists was $2,014,959, net of accumulated amortization of $10,386,934. At December 31, 2019, the balance of the client lists was $2,823,507, net of accumulated amortization of $9,578,386.

5. **Leases:**

The Company's lease portfolio consists of various operating equipment and commercial office space leases in Virginia, Georgia, North Carolina and Texas under operating agreements with a weighted average remaining lease term of 7.98 years. In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate ranging from 4.5% to 8.0%, the Company's weighted average estimated incremental borrowing rate. The weighted average discount rate was 4.77%.

Minimum future payments under noncancellable operating leases at December 31, 2020 for the next five years are as follows:

2021	$ 581,446
2022	345,658
2023	330,463
2024	288,820
2025	286,939
Thereafter	1,393,195
	3,226,521
Implied interest on lease payments	(561,537)
Total lease obligation	$ 2,664,984

6. **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

7.   **Related Party Transactions:**

The Company is part of a larger financial services organization and routinely conducts intercompany transactions with Cary Street Partners Financial LLC (the "Parent Company"). The intercompany balance, presented as due to or due from related party in the accompanying statements of financial condition, consists of various transactions related to the operations of the Parent Company and its subsidiaries, including the Company. The balance in the intercompany account at any point in time may be a net receivable or payable depending upon the amount of each transaction relative to another as follows:

- Cash transferred from the Company to the Parent Company creates a receivable due from the Parent Company.
- Expenses paid on the Company's behalf by the Parent Company create a payable due to the Parent Company. The debit to expense on the Company's statement of operations is offset by a credit to the intercompany account with the Parent Company. In some cases, the expense paid by the Parent Company is allocated among the entities based on the number of employees at each organization or certain predetermined percentages as set forth in the expense-sharing agreement.
- If the payable to the Parent Company increases to an amount that leads senior management to determine that it should be forgiven, an irrevocable capital contribution is recorded effectively reducing the payable and increasing the Company's paid in capital. The Parent Company acquires capital through investments by partners and other investors.

The Company had a receivable due from the Parent Company of $684,878 at December 31, 2020 and a payable due to the Parent Company of $361,670 at December 31, 2019.

The Company's affiliate, Cary Street Partners Investment Advisory LLC (the "RIA"), provides investment advisory services to the Company and its clients pursuant to an Investment Consulting Services Agreement.

8.   **Indemnifications:**

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia; however, the Company's insurance policies serve to further limit its exposure.

CARY STREET PARTNERS LLC

Notes to Financial Statements, Continued

9.   Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $3,018,242, which was $2,888,608 in excess of required minimum net capital of $129,634. The Company's net capital ratio was .64 to 1. At December 31, 2019, the Company had net capital of $3,955,091, which was $3,830,014 in excess of required minimum net capital of $125,077. The Company's net capital ratio was .47 to 1.

The Company has no obligation to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as the Company claimed an exemption under Rule 15c3-3(k)(2)(ii) for a portion of its business activities and the Company's other business activities are limited to transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers.